UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report November 6, 2020

Commission File No. 024-10943

CARDONE EQUITY FUND VI, LLC
(the “Company”)

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Item 9. Other Events

Summary of Member Call

On October 16, 2020, Grant Cardone, Managing Member of the Manager, Cardone Capital, LLC, held a meeting of the members to provide updates on all funds managed by Cardone Capital, LLC, including the Company. The following is a summary of the information provided at the meeting:

•	National average on Collections: 86.2%
•	Cardone Capital Collections for October this far: 93.90%
•	Cardone Capital Occupancy as of October 15, 2020: 95.09%
•	Distributions in September 2020: $1,989 M
•	Distributions in October 2020: $1.971 M
•	May see distributions going down in some funds as we see some softness and supply in those markets as we offer concessions to keep occupancy up.
•	Office Occupancy: 84%
•	Retail Collections: 74%

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund VI, LLC

/s/ Grant Cardone

Grant Cardone, Manager of Cardone Capital, LLC

Manager

November 6, 2020

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